Exhibit 12.1

UNITED STATES STEEL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Unaudited)

	Six Months Ended June 30,			Year Ended December 31,
(Dollars in Millions)	2004	2003		2003		2002	2001		2000	1999
Portion of rentals representing interest	$27	$17		$46		$34	$45		$48	$46
Capitalized interest	4	4		8		6	1		3	6
Other interest and fixed charges	91	81		156		136	153		115	75
Pretax earnings which would be required to cover preferred stock dividend requirements	12	16		33		-	12		12	14

Combined fixed charges and preferred stock dividends (A)	$134	$118		$243		$176	$211		$178	$141

Earnings-pretax income (loss) with applicable adjustments (B)	$519	$42		$(604)		$183	$(387)		$187	$295

Ratio of (B) to (A)	3.87	(a	)	(b	)	1.04	(c	)	1.05	2.10

(a)	Earnings did not cover fixed charges and preferred stock dividends by $76 million.
(b)	Earnings did not cover fixed charges and preferred stock dividends by $847 million.
(c)	Earnings did not cover fixed charges and preferred stock dividends by $598 million.